     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 25, 1994

                                                       REGISTRATION NO. 33-52821
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   UST CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                MASSACHUSETTS                                           04-2436093
        (STATE OR OTHER JURISDICTION                                 (I.R.S. EMPLOYER
              OF INCORPORATION)                                     IDENTIFICATION NO.)

                            ------------------------

                                40 COURT STREET
                                BOSTON, MA 02108
                                 (617) 726-7000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

         ERIC R. FISCHER, EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                   UST CORP.
                                40 COURT STREET
                                BOSTON, MA 02108

                                 (617) 726-7000

           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


      PRELIMINARY PROSPECTUS DATED JULY 25, 1994 -- SUBJECT TO COMPLETION


                                 500,000 SHARES

                                   UST CORP.
                                  COMMON STOCK

                            ------------------------

     All of the shares of common stock, par value $0.625 per share (the "Common Stock"), of UST Corp., a Massachusetts corporation (the "Company"), offered hereby (the "Shares") are to be sold by Kidder, Peabody Group Inc. (the "Selling Stockholder"). See "Selling Stockholder." The Company will receive no part of the proceeds from this offering.


     The Shares will be sold based on market prices prevailing at the time of sale on the NASDAQ National Market System. On July 22, 1994, the last reported sale price per share of Common Stock on the NASDAQ National Market System was $12.375. The Company has agreed to indemnify the Selling Stockholder against certain liabilities arising out of this offering, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Selling Stockholder."


                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
  SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

         FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED
                  BY PROSPECTIVE INVESTORS SEE "RISK FACTORS."

                            ------------------------


July   , 1994

                             AVAILABLE INFORMATION

     No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this Prospectus. If given or made, such representations must not be relied upon as having been authorized by the Company. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such State.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the United States Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information filed by the Company with the SEC can be inspected and copied at public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, DC. 20549; 75 Park Place, 14th Floor, New York, New York, 10007; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained at prescribed rates from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, DC. 20549. The Common Stock is quoted for trading on the NASDAQ National Market System and reports, proxy statements and other information concerning the Company may be inspected at the offices of NASDAQ, 1735 K Street, N.W., Washington, DC. 20006.


     This prospectus constitutes part of a registration statement (the "Registration Statement") filed by the Company with the SEC under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement and reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE


     The following documents, each of which was previously filed by the Company with the SEC pursuant to Section 13 of the Exchange Act, are incorporated herein by reference:


        (1) Annual Report on Form 10-K for the fiscal year ended December 31, 1993, (the "Form 10-K"); (2) Quarterly Report on Form 10-Q; (3) Quarterly Report on Form 10-Q/A for the quarter ended March 31,
        1994, (the "Form 10-Q/A"); (4) Current Report on Form 8-K/A dated March 18, 1994, including among other information the consolidated financial statements of the Company for certain periods ended December 31, 1993, audited by Arthur Andersen & Co., independent public accountants; and
        (5) the description of the Company's capital stock contained in the Company's registration statements filed under Section 12 of the Exchange Act, including any amendment or report filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statements contained in a document incorporated or deemed to be incorporated by referenced herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part to this Prospectus.

     The Company will provide without charge to each person to whom a Prospectus is delivered, upon written or oral request of such person, a copy of any documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests for such copies should be directed to UST Corp., Attention: Executive Vice President and General Counsel, 40 Court Street, Boston, MA 02108.

                                  THE COMPANY

     The Company, a bank holding company registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), was organized as a Massachusetts business corporation in 1967. The Company is also subject to examination by, and is required to file reports with, the Commissioner of Banks of the Commonwealth of Massachusetts (the "Massachusetts Commissioner"). The Company's banking subsidiaries are USTrust and United States Trust Company ("USTC"), each headquartered in Boston and each a Massachusetts trust company, and UST Bank/Connecticut ("UST/Conn") headquartered in Bridgeport, a Connecticut trust company. All of the common stock of USTrust, USTC and UST/Conn is issued to and owned by the Company. In addition, the Company owns, directly or indirectly, all of the outstanding stock of three active non-banking subsidiaries, all Massachusetts corporations: UST Leasing Corporation, UST Data Services Corp. and UST Capital Corp.


     Through its banking and non-banking subsidiaries, the Company provides a broad range of financial services, principally to individuals and small-and medium-sized companies in New England. In addition, the Company also provides trust and money management services to professionals, corporate executives, non-profit organizations, labor unions, foundations, mutual funds and owners of closely-held businesses in the New England region.

     As of the close of business on June 30, 1994, the Company's total assets were approximately $1.9 billion and USTrust, the lead bank, had over $1.7 billion or 94% of the Company's consolidated assets.


     USTrust and UST/Conn are engaged in a general commercial banking business and accept deposits which are insured by the Federal Deposit Insurance Corporation ("FDIC"). USTC, which has full banking powers and accepts deposits which are insured by the FDIC, focuses its activity on trust and money management and other fee generating businesses. Two of the Company's banking subsidiaries are located in Massachusetts and one is located in Connecticut.

                                  RISK FACTORS

     The Shares being offered hereby involve a high degree of risk and are suitable only for persons who can afford to bear such risk.

RECENT OPERATING HISTORY


     The Company reported a loss of $20.1 million, or $1.31 per share, for 1993, resulting primarily from a loan loss provision of $42.7 million in the second quarter and writedowns of certain nonperforming assets. In addition, the Company incurred net losses in each of the two preceding recent fiscal years. For the first six months of 1994 the Company reported net income of $2.3 million or $0.13 per share. Such results are not necessarily indicative of the results for the entire year or any other interim period. See "Recent Developments" and "Selected Consolidated Financial Information."


BANK REGULATORY AGREEMENTS AND ORDERS


     Since 1992 the Company and its banking subsidiaries in Massachusetts have been operating under regulatory agreements and orders with the relevant Federal authorities and the Massachusetts Commissioner. UST/Conn has been operating under a regulatory agreement with the Banking Commissioner of the State of Connecticut (the "Connecticut Commissioner") since 1991. In February, 1994, the FDIC and the Massachusetts Commissioner terminated and lifted their regulatory order with USTC. These agreements restrict the ability of the Company and its banking subsidiaries to pay dividends and impose a number of other requirements and restrictions. The Company and each of its banking subsidiaries is in satisfactory compliance with the terms of these agreements, except with respect to the issues related to Director Francis X. Messina discussed under "Potential Regulatory Sanctions" below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital and Dividends"; "Supervision and Regulation -- Bank Regulatory Agreements and Orders" and "Description of Capital Securities."

POTENTIAL REGULATORY SANCTIONS

     See the discussion below of certain regulatory issues related to Director Francis X. Messina in "Supervision and Regulation -- Potential Regulatory Sanctions."

PROPOSED NEW STANDARDS ON SAFETY AND SOUNDNESS -- ASSET QUALITY AND MINIMUM EARNINGS STANDARDS


     Regulations covering standards for safety and soundness at banks and bank holding companies have been proposed by the Company's primary federal banking regulators as required by Section 132 of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"). Included in the proposal are standards which would (i) in effect state that the Company's "classified assets" (as determined by the Company's banking regulator in its most recent examination) may not exceed its "total capital" (as defined in these regulations) plus that portion of its allowance for loan losses not included in total capital, and (ii) establish a minimum earnings amount. Failure to meet these standards would require the filing of a compliance action plan with and acceptable to the Company's supervisory agencies. If the proposed regulations were to be adopted in their present form, the Company believes it would be in compliance with the standards at June 30, 1994. "Classified assets" (as determined by the Company) at that date were approximately $190 million, and the maximum amount permitted at that date under the proposed regulations would have been $209 million. The federal banking regulators have not publicly indicated at this time when passage of final regulations in this area will occur or whether final regulations will be substantially similar to those proposed.



     At June 30, 1994, "classified assets," defined as Substandard, Doubtful or Loss, as determined by the Company in its internal risk rating profile, were $190 million, which includes $90 million in nonperforming commercial and real estate loans and other real estate owned and $100 million in accruing commercial and real estate loans. In addition, at June 30, 1994, $49 million of commercial and real estate loans were categorized as Special Mention in the Company's internal risk rating profile. Under the Company's definition, Substandard assets are characterized by the distinct possibility that some loss will be sustained if the credit deficiencies are not corrected. The Substandard classification, however, does not necessarily imply ultimate loss for each individual asset so classified. Assets classified as Doubtful have all the weaknesses inherent in Substandard assets with the added characteristic that the weaknesses make collection of 100% of the assets questionable and improbable. Within the $90 million in nonperforming loans at June 30, 1994 no loans were classified as Loss and approximately $12 million were classified as Doubtful. Special Mention assets, as defined by the Company, have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the assets. "Classified assets" and Special Mention assets include $10.1 million of Other Real Estate Owned with the remainder consisting of loans, essentially all of which are collateralized. As of March 31, 1994, the last date for which such information is readily available, approximately 80 percent of classified loans were collateralized with real estate, most of which is located in Eastern Massachusetts, and the remainder were collateralized with accounts receivable, inventory, equipment and other business assets. Of the loans secured by real estate, approximately 60 percent were collateralized by commercial real estate development, approximately 20 percent by owner occupied commercial properties and approximately 15 percent by residential real estate. The remainder were collateralized by real estate construction and raw land.



     Management of the Company is unable at this time to determine whether it would be required to take any actions out of the ordinary course of business if and when the proposed new standards are adopted. Such actions, if any, would depend not only upon the level of the Company's "classified assets" at that time but also on the terms of the final regulations, including any transition/implementation period allowed, which may differ from the proposed regulations summarized above.



LOCAL ECONOMIC CONDITIONS; CREDIT RISK CONCENTRATION


     The Company's primary loan market, the New England region, continues to experience an uneven and slow recovery. Most of the loans outstanding are from Eastern Massachusetts and a substantial portion of these loans are various types of real estate loans; still others have real estate as additional collateral. At year-end 1993, the Company's exposure to credit risk principally secured by real estate collateral included $499 million of loans. Recent economic studies have concluded that the region's economy will remain sluggish for at least for the balance of this year. While there have been pockets of growth, they have been rather anemic, and the forecast is for small increases in the overall job market with some industries increasing modestly and others not at all. Real estate prices and activity have both improved from extremely depressed levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

INTEREST RATE RISK

     The Company engages in certain interest rate management practices in order to reduce the effect of interest rate volatility on the net interest margin and to enhance income. Depending upon the Company's particular "GAP" position at a given time, a particular movement in interest rates could have an adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk." The recent rapid rise in interest rates is likely to have a positive impact on interest margins, but also will cause securities holdings to depreciate in value. The resulting unrealized loss on securities will be reported as a reduction in shareholders' equity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital and Dividends." This interest rate rise may adversely affect the cash flow of borrowers on some real estate loans.

COMPETITIVE CONDITIONS

     The Company's banking and non-banking subsidiaries face substantial competition throughout Massachusetts and Connecticut. This competition is provided by commercial banks, savings banks, credit unions, consumer finance companies, insurance companies, "non-bank banks," money market mutual funds, government agencies, investment management companies, investment advisors, brokers and investment bankers. In addition, the Company anticipates increased competition from out-of-state and foreign banks and bank holding companies as those entities increase their usage of interstate banking powers granted during the past few years. During the past several years, acquisitions of small-and medium-sized banks and bank holding companies by the largest New England bank holding companies and the closing by regulators of a number of banks and bank holding companies in Eastern Massachusetts and Connecticut has resulted in fewer but financially stronger competitors in the local markets served by the Company's banking subsidiaries.


                              RECENT DEVELOPMENTS

     On July 21, 1994, the Company reported net income of $1.3 million or $0.07 per share, for the quarter ended June 30, 1994. For the corresponding period in 1993, the Company reported a net loss of $24.9 million, or $1.76 per share. Second quarter 1993 operating results reflect a $42.7 million provision for loan losses, which included a special provision of $30 million to strengthen the Company's reserve for possible loan losses. Per share data is based on 17.9 million average shares in 1994 and 14.1 million shares in 1993. For the six months ended June 30, 1994, net income was $2.3 million, or $0.13 per share, compared with a loss of $23.7 million, or $1.68 per share, in the comparable 1993 period.

     Nonperforming assets at June 30, 1994, consisted of $63.2 million of nonaccrual loans, $18.4 million of restructured loans, $1.0 million of loans greater than 90 days past due and still accruing and $10.1 million of other real estate owned. Total nonperforming assets of $92.7 million at quarter end were up slightly from $91.9 million at March 31, 1994, but down from the $110.8 million reported at December 31, 1993 and $135.7 million reported at June 30, 1993. Net charge-offs against the reserve for possible loan losses for the quarter were $6.5 million, while $6.6 million was added to the reserve. At quarter end, the reserve balance was $61.0 million, or 97 percent of nonaccrual loans and 74 percent of nonperforming loans.

     The interest rate spread for the quarter was 4.5 percent, equaling the second quarter of 1993, and representing an improvement over the 4.3 percent spread for the first quarter of 1994. The net interest margin for the quarter was 5.1 percent, equaling the second quarter 1993 and exceeding the 4.9 percent margin reported for the first quarter of 1994. Net interest income for the quarter was $22.7 million, up $0.9 million from the $21.8 million reported for the first quarter of 1994, and $0.5 million below the $23.2 million reported for the second quarter of 1993. The increase in spread, margin and net interest income from first to second quarter of 1994 results from a higher average prime rate, to which most of the Company's commercial loans are tied.

     Noninterest income was $7.6 million for the quarter compared with $7.9 million for the first quarter of 1994 and $8.9 million for the quarter ended June 30, 1993. The decreases are primarily due to variances in fee-based income contingent on transaction volume and other factors, partially offset by fluctuations in quarter-to-quarter securities gains stemming largely from venture capital activities.

     Noninterest expense was $22.0 million for the quarter compared with $22.6 million for the first quarter of 1994 and $27.9 million for the second quarter of 1993. The decreases in noninterest expense are a direct result of lower write-downs of other real estate owned and a reduction in expenditures associated with loan workouts and foreclosed assets.

     Total assets at June 30, 1994 were $1.86 billion compared with $1.99 billion at June 30, 1993 and $2.04 billion at December 31, 1993. Total deposits were $1.52 billion at quarter end compared to $1.62 billion at June 30, 1993 and $1.64 billion at year end 1993. Total loans, before reserve for possible loan losses, were $1.29 billion at June 30, 1994, unchanged from March 31, 1994, and down from $1.42 billion at June 30, 1993 and $1.34 billion at December 31, 1993.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial data of the Company for the five-year period ended December 31, 1993 are derived from the consolidated financial statements of the Company audited by Arthur Andersen & Co., independent public accountants. The information set forth below is qualified in its entirety by the more detailed financial statements and notes thereto included in the Form 10-K and incorporated by reference in this Prospectus. The selected financial data for the three-month periods ended March 31, 1994 and 1993 are derived from the unaudited consolidated financial statements of the Company and reflect, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements for the periods reported. The results of operations for the three months ended March
31, 1994 are not necessarily indicative of the results to be expected for the full year or any other interim period.

                                      THREE MONTHS
                                    ENDED MARCH 31,                           YEAR ENDED DECEMBER 31,
                                 ----------------------    -------------------------------------------------------------
                                   1994         1993         1993         1992         1991         1990         1989
                                 ---------    ---------    ---------    ---------    ---------    ---------    ---------
                                               (DOLLARS IN THOUSANDS, EXCEPT SHARES AND PER SHARE AMOUNTS)
Earnings Data:
    Interest income........... $    31,887  $    35,993  $   140,628  $   157,024  $   221,493  $   272,949  $   260,909
    Interest expense..........      10,082       13,128       47,944       68,970      134,640      181,850      163,880
    Net interest income.......      21,805       22,865       92,684       88,054       86,853       91,099       97,029
    Provision for loan
      losses..................       5,450       10,383       64,258       41,893       53,712       43,663        9,775
    Net interest income after
      provision for loan
      losses..................      16,355       12,482       28,426       46,161       33,141       47,436       87,254
    Noninterest income........       7,900       12,541       36,723       42,359       43,636       25,575       25,702
    Noninterest expense.......      22,599       23,818       97,510       96,172       89,322       72,812       69,824
    Income (loss) before
      income taxes............       1,656        1,205      (32,361)      (7,652)     (12,545)         199       43,132
    Applicable income taxes
      (benefit)...............         653          (69)     (12,261)      (2,931)      (4,598)      (1,667)      14,791
    Net income (loss).........       1,003        1,274      (20,100)      (4,721)      (7,947)       1,866       28,341
Per share data(1):
    Net income (loss).........         .06          .09        (1.31)        (.34)        (.58)         .14         2.10
    Cash dividends declared...                                                             .15          .60          .58
Weighted average common shares
  outstanding.................  17,774,092   14,318,739   15,362,251   13,984,190   13,793,617   13,564,369   13,490,218
Consolidated Average Balances:
    Total assets..............   1,969,161    2,118,397    2,042,567    2,270,874    2,696,992    2,864,771    2,422,921
    Loans.....................   1,309,115    1,469,168    1,402,200    1,546,452    1,754,213    1,842,720    1,888,017
    Deposits..................   1,588,578    1,678,800    1,635,178    1,826,738    2,172,984    2,081,321    1,669,348
    Funds borrowed(2).........     218,688      280,004      244,775      268,519      350,367      560,936      539,349
    Stockholders'
      investment..............     152,269      145,485      143,149      147,440      150,193      159,559      149,940
Consolidated Ratios:
    Net income (loss) to
      average total
      assets(3)...............         .20%         .24%        (.98)%       (.21)%       (.30)%        .07%        1.17%
    Net income (loss) to
      average stockholders'
      investment (3)..........        2.63         3.50       (14.04)       (3.20)       (5.29)        1.17        18.90
    Average stockholders'
      investment to average
      total assets............        7.73         6.87         7.01         6.49         5.57         5.57         6.19
    Net charge-offs to average
      loans(3)................        2.16         1.48         3.70         2.71         2.26         1.43          .47
    Reserve for loan losses to
      period-end loans........        4.73         3.77         4.74         3.41         3.04         1.93         1.01
    Average earning assets to
      average total assets....       93.22        91.63        91.41        89.58        89.83        90.16        90.55
    Dividend Payout Ratio.....                                                           *           428.57        27.57

- ---------------

(1) The Company declared a 5% stock dividend to holders of record on September 30, 1991. All share and per share data have been adjusted to reflect this transaction.

(2) Includes federal funds purchased, repurchase agreements, short term and other borrowings.

(3) Consolidated ratios for the three month periods ended March 31, 1994 and 1993 are annualized.

 *  Not meaningful.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS


     This discussion should be read in conjunction with financial statements, notes and tables included in the Company's Form 10-K and the Form 10-Q/A. See "Incorporation of Certain Documents by Reference."


     The Company's primary loan market, the New England region, continues to experience an uneven and slow recovery. Recent economic studies have concluded that the region's economy will remain sluggish for at least the next year. This climate has contributed to the decline in commercial and residential real estate values, although there is recent evidence that these values are stabilizing. Generally, real estate prices and activity have both improved from extremely depressed levels. Specifically, in the Commonwealth of Massachusetts, home sales and home construction are both rising due to the prevailing low mortgage rates. The harsh economic environment over the last few years has adversely affected both the net worth of certain borrowing customers of the Company's subsidiary banks and the Company's collateral position with respect to certain loans. Massachusetts has seen both an exodus and failure of a number of businesses and unemployment continues to remain at a high level. While there have been pockets of growth, they have been sluggish, and the forecasts is for small increases in the overall job market with some industries increasing modestly and others not at all.

     The foregoing factors continued to influence the Company's financial results for 1993, particularly in the areas of provision for loan losses and expenses related to foreclosed asset and workout expense, and are likely to continue to influence such results. Toward the end of the second quarter of 1993, a strategy was adopted which recognized that many troubled credit situations will need to be handled in an expeditious manner (including the possibility of bulk sales) in order to reduce the management and staff involvement and, in some cases, carrying costs of these workouts. This would allow the Company's resources to be redirected toward new business. However, it would increase the up-front costs of the workouts. As a result, the reserve for loan losses was increased by $19.8 million during the second quarter. At December 31, 1993, it stood at $62.5 million, or 4.67%, of loans outstanding, while at March 31, 1994 the reserve was $60.9 million or 4.73% of loans outstanding. To achieve the higher reserve level, the Company recorded a $42.7 million provision for loan losses in the second quarter of 1993. Included in that amount was a special provision of $30 million. This special provision was management's estimate of the additional losses to be incurred from the strategic change referred to above, the continued sluggish economic climate and losses occurring during the remainder of 1993 on these and other credits as a result of recent events or new facts. The provision for the year ended December 31, 1993 totaled $64.3 million. Net chargeoffs in 1993 were $51.8 million compared with $41.9 million in 1992. The provision for the three months ended March 31, 1994 and 1993 was $5.5 million and $10.4 million, respectively, while net chargeoffs during these periods were $7.1 million and $5.4 million, respectively. At December 31, 1993 and March 31, 1994, the reserve for loan losses equaled 127% and 125.2%, respectively, of nonaccrual loans.

     The above-mentioned special provision for loan losses coupled with a $3.1 million increase in foreclosed asset and workout expenses when compared with those of 1992 are the primary reasons the Company reported a $20.1 million loss, or $1.31 per share, for 1993. Positive factors in 1993 included a $21 million reduction in the costs to fund lending operations. The decreased cost outpaced the decrease in the yield on assets. Further, nonperforming assets were reduced from $175.8 million at December 31, 1992 to $110.8 at December 31, 1993, a decrease of 37%. These factors were the principal reasons that net interest revenue increased $4.6 million in 1993. Noninterest income, of $36.7 million, declined by $5.6 million in 1993. Gains on sales of securities decreased $9.3 million. This was offset in part by a $3.3 million increase in asset management fees. Asset management fees continued their positive trend due to new business and appreciation of existing clients' asset portfolios. Noninterest expense, of $97.5 million, remained essentially flat in 1993 compared with 1992. Increases in foreclosed asset and workout expense amounted to $3.1 million. In 1992, the Company added $3.8 million to a reserve for losses arising from securitized loans. These losses resulted from an unexpectedly high delinquency and default rate on securitized automobile loans, which, when recalculating the gain or loss on the transactions during the Company's regular and systematic review necessitated the charge to earnings. There was no comparable expense for 1993, as there were no loans securitized. In 1993, the Company adopted

Financial Accounting Standard No. 109 "Accounting for Income Taxes." This Standard changed the accounting for deferred income tax to the "liability method." This change, a one-time event, increased net income by $750 thousand in January 1993, representing the cumulative effect of the adoption of the new standard on the balance sheet.

     The Company reported net income of $1.0 million, or $0.6 per share, in the first quarter of 1994 as compared to net income of $1.3 million, or $.09 per share for the same period in 1993. The results for 1993 include a one-time tax benefit of $750 thousand as discussed above. The results for the first quarter of 1994 reflect declines in net interest income and noninterest income from the first quarter of 1993, which were more than offset by decreases in the loan loss provision and foreclosed asset and workout expenses. The Company's net interest income on a fully tax equivalent basis was $22.0 million in the first quarter of 1994 compared with $23.1 million for the same period in 1993. The Company's interest rate spread and margin declined during this period due to a decline in the volume of loans. A decline in the level of nonperforming assets, due primarily to paydowns and chargeoffs, and a related decline in substandard loans resulted in a loan loss provision of $5.4 million for the first quarter of 1994 compared with $10.4 million for the same period in 1993. Total noninterest income decreased $4.6 million in the first quarter of 1994 compared with the same period in 1993. This decrease resulted primarily from the decline in securities gains of $3.5 million. Smaller declines also occurred in asset management fees and lease residual income. Total noninterest expense for the first quarter of 1994 decreased $1.2 million from the same period in 1993. Foreclosed asset and workout expenses declined by $3.2 million, which was offset by increases in personnel related costs of $.9 million, occupancy expenses of $.3 million, consulting fees of $.5 million and appraisal expenses of $.3 million.


FINANCIAL CONDITION


     Total assets, at $2.04 billion and $2.01 billion at December 31, 1993 and March 31, 1994, respectively, have declined slightly since December 31, 1992 due to weak loan demand in the Company's market area consistent with the sluggish local economy and a reduction due to previously mentioned chargeoffs.

     At December 31, 1993 and March 31, 1994, liquidity, which includes excess cash, excess funds sold and unpledged securities, totaled approximately $310 million and $315 million, respectively. The Company's deposits have decreased in the present low interest rate environment. Generally, high-yielding certificates of deposit which matured were not renewed at the prevailing rates -- these investors are utilizing mutual fund and other vehicles to obtain higher returns. Short-term borrowings have been increased to maintain liquidity at prudent levels.

INTEREST RATE RISK

     Volatility in interest rates requires the Company to manage interest rate risk. Interest rate risk arises from mismatches between the repricing or maturity characteristics of assets and the liabilities which fund them. Management monitors and adjusts the difference between interest-sensitive assets and interest-sensitive liabilities ("GAP" position) within various time frames. An institution with more assets repricing than liabilities within a given time frame is considered asset sensitive ("positive GAP") and in time frames with more liabilities repricing than assets it is liability sensitive ("negative GAP"). Over a positive GAP time frame an institution will generally benefit from rising interest rates and over a negative GAP time frame will generally benefit from falling rates. Within GAP limits established by the Board of Directors of the Company, the Company seeks to balance the objective of insulating the net interest margin from rate exposure with that of taking advantage of anticipated changes in rates in order to enhance income.

     The following table summarizes the Company's GAP position at March 31, 1994. Approximately seventy percent of the loans are included in the 0-30 day category, as they reprice in response to changes in the interest rate environment. Securities and demand deposits are divided among the categories in accordance with their expected lives. They are evaluated in conjunction with the Company's asset/liability management strategy and securities may be sold in response to changes in interest rates, prepayment risk, loan growth and similar factors. The Company, by policy, maintains a one-year cumulative GAP position within a range of plus or minus 2.5 times total equity. At March 31, 1994, the one-year cumulative GAP position was slightly positive at $20 million, or approximately 1.0% of total assets, as the Company was positioning itself for a rise in interest rates. The recent rapid rise in rates, therefore, is likely to have a positive impact on interest margins.


        Interest Sensitivity Periods           0-30 DAYS   31-90 DAYS   91-365 DAYS   OVER 1 YEAR   TOTAL
                                               ---------   ----------   -----------   -----------   ------
                                                                  (DOLLARS IN MILLIONS)
Loans........................................    $ 893        $ 28         $  88         $ 218      $1,227
Short-term investments.......................       52                                                  52
Securities...................................       10          18            69           441         528
Other assets.................................                    1            10           182         203
                                                  ----        -----        -----         -----      ------
     Total assets............................      955          47           167           841       2,010
                                                  ----        -----        -----         -----      ------
Interest-bearing deposits....................      692          86           153           298       1,229
Borrowed funds...............................      212                         6             8         226
Demand deposits..............................                                              320         320
Other liabilities and stockholders' equity...                                              235         235
                                                  ----        -----        -----         -----      ------
     Total liabilities and equity............    $ 904        $ 86         $ 159         $ 861      $2,010
                                                  ----        -----        -----         -----      ------
GAP for period...............................    $  51        $(39)        $   8         $ (20)     $    0
                                                 =====                                              ======
                                                              -----        -----         -----
Cumulative GAP...............................                 $ 12         $  20         $   0
                                                              =====        ======        =====
As a percentage of total assets..............     2.54%        .60%         1.00%


     The Company manages its interest rate risk primarily by lengthening or shortening the maturity structure of the Company's portfolio of investment securities.

CAPITAL AND DIVIDENDS

     On June 2, 1993, the Company sold 500,000 shares of its unregistered common stock in a private placement for a cash price of $3,750,000. Substantially all of the net proceeds of that placement were used to repay principal on the Company's long-term debt. On August 12, 1993, the Company sold 2.87 million shares of its common stock in a European offering. These shares were placed with more than sixty institutional investors and the offering was made under Regulation S of the United States Securities and Exchange Commission. Net proceeds of this placement were approximately $21 million after expenses. The net proceeds continue to be held in the general funds of the Company to be used for general corporate purposes.

     Separately, during the last half of 1993, USTC received approval from the appropriate regulators to pay dividends of $5.25 million to the Company, on the condition that those dividends would be promptly distributed to the Subsidiary Banks. Of that total, $1.7 million was contributed as capital to the Company's Connecticut banking subsidiary, UST/Conn, and $3.55 million was contributed as capital to the Company's lead bank, USTrust. During the first quarter of 1994, USTC paid dividends of $1.0 million to the Company. That total, plus an additional $1.0 million from the Company, was contributed as capital to UST/Conn.


     In 1993, the Company adopted Statement of Financial Accounting Standards No. 115 (SFAS 115), issued by the Financial Accounting Standards Board. This Standard deals with the classification of all debt securities and equity securities that have a ready market. According to SFAS 115, these securities must be classified as either held to maturity, available for sale, or trading and are reported at either amortized cost or fair value, depending upon the classification. At both March 31, 1994 and December 31, 1993, all securities in the Company's portfolio were classified as available for sale. The application of SFAS 115 resulted in a decrease of $8.1 million to stockholders' equity between December 31, 1993 and March 31, 1994, representing the change from an unrealized gain in the portfolio of $3.3 million after tax at December 31, 1993 to an unrealized loss of $4.8 million after tax at March 31, 1994. The decline reflects the rapid increase in rates in the first quarter of 1994 and corresponding decline in market prices for bonds. The increase in rates continued after the first quarter, with the effect that, as of June 30, 1994, stockholders' equity was reduced an additional $9.6 million, relating to unrealized losses.

NONPERFORMING ASSETS

     The Company maintains a reserve for loan losses to reduce the carrying value of its loans to an amount estimated to be collectible. Adequacy of the reserve for loan losses is determined using a consistent systematic methodology which analyzes the size and risk of the loan portfolio on a monthly basis. Factors in this analysis include past loan loss experience and asset quality, as reflected by trends of delinquent, nonaccrual and restructured loans and the Company's credit risk rating profile. Consideration is also given to the current and expected economic conditions and in particular how such conditions affect the types of credits in the portfolio and the market area in general. This analysis is documented on a monthly basis using a combination of numerical, statistical and qualitative analysis (including sensitivity tests) and a written conclusion discussing the rationale supporting the monthly adequacy of the loan loss reserve.

     The following table measures the Company's performance regarding some key indicators of asset quality:

                                              MARCH 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                                1994           1993            1992            1991
                                              ---------    ------------    ------------    ------------
                                                                (DOLLARS IN MILLIONS)
Nonperforming assets:
  Nonaccrual loans..........................    $48.6         $ 49.3          $ 86.6          $ 89.4
  Accruing loans 90 days or more past due...      1.3             .5             1.1             8.6
  Other real estate owned (OREO)............     16.2           19.5            43.2            51.5
  Restructured loans........................     25.8           41.5            44.9            36.3
                                                -----         ------          ------          ------
  Total nonperforming assets................    $91.9         $110.8          $175.8          $185.8
                                                =====         ======          ======          ======
Reserve for loan losses at end of period....    $60.9         $ 62.5          $ 50.1          $ 50.1
Net chargeoffs during period................    $ 7.1         $ 51.8          $ 41.9          $ 39.6
OREO reserve**..............................    $ 6.6         $  6.6          $   .7
Ratios:
  Reserve to nonaccrual loans...............   125.2%         127.0%           57.9%           56.0%
  Reserve to total of nonaccrual loans,
     accruing loans 90 days or more past due
     and restructured loans.................    80.5%          68.5%           37.8%           37.3%
  Reserve to period-end loans...............     4.7%           4.7%            3.4%            3.0%
  Nonaccrual loans to period-end loans......     3.8%           3.7%            5.9%            5.4%
  Nonaccrual and accruing loans over 90 days
     past due to period-end loans...........     3.9%           3.8%            6.0%            5.9%
  Restructured loans to period-end loans....     2.1%           3.1%            3.1%            2.2%
  Nonperforming assets to period-end loans
     and OREO...............................     7.1%           8.3%           11.6%           10.9%
  Nonperforming assets to total assets......     4.6%           5.4%            8.1%            7.9%
  Net chargeoffs to average loans...........     2.2%*          3.7%            2.7%            2.3%
  OREO reserve to OREO**....................    28.9%          25.2%            1.7%

- ---------------

 * Quarter annualized
** Prior to December 1992, when the Company adopted AICPA Statement of Position
   92-3, OREO was reduced to its fair value by direct charges to the asset. Since then, the Company, like other bank holding companies, has used reserves to indicate the net realizable value of its OREO, minus estimated selling costs.

RESERVE FOR LOAN LOSSES

     The reserve for loan losses is established under the reserve method of accounting. The reserve is increased by provisions charged to operating expense and net recoveries on loans previously charged off. Realized losses are charged directly to the reserve. When a loan or portion thereof is considered uncollectible, it is charged against the reserve. No portion of the reserve is restricted to any loan or group of loans, and the entire reserve is available to absorb realized losses. An allocation of the loan loss reserve and ratio of loans in each category to total loans at December 31, 1989 through 1993 is presented below. Realized losses and the timing thereof may vary from current estimates.
                                                                    DECEMBER 31,
                  -----------------------------------------------------------------------------------------------------------------
                          1993                   1992                   1991                   1990                   1989
                  ---------------------  ---------------------  ---------------------  ---------------------  ---------------------
                              LOANS AS               LOANS AS               LOANS AS               LOANS AS               LOANS AS
                              A PERCENT              A PERCENT              A PERCENT              A PERCENT              A PERCENT
                  ALLOCATION  OF TOTAL   ALLOCATION  OF TOTAL   ALLOCATION  OF TOTAL   ALLOCATION  OF TOTAL   ALLOCATION  OF TOTAL
                    AMOUNT      LOANS      AMOUNT      LOANS      AMOUNT      LOANS      AMOUNT      LOANS      AMOUNT      LOANS
                  ----------  ---------  ----------  ---------  ----------  ---------  ----------  ---------  ----------  ---------
                                                             (DOLLARS IN THOUSANDS)
Amount of loan
  loss reserve:
  Commercial:
    Commercial
      and
   financial...      $37,045      57.9%     $25,766      59.0%     $23,762      53.0%     $17,375      53.9%     $10,747      54.9%
  Real estate:
Construction...        1,598       2.7%       1,395       3.4%       1,794       4.3%       1,718       5.8%       1,334       7.4%
    Developer
      investor
      & land...       11,768      24.0%       8,183      24.5%       9,864      28.0%       6,568      26.3%       4,128      27.3%
 Consumer(1)...        5,470      15.4%       4,762      13.1%       5,324      14.7%       7,954      14.0%       2,508      10.4%
  Unallocated(2)...    6,666                 10,020                  9,356                  2,393
                     -------   -------      -------     -----      -------    ------       ------     -----      -------     ------
    Total......      $62,547     100.0%     $50,126     100.0%     $50,100     100.0%     $36,008     100.0%     $18,717     100.0%
                     =======   =======      =======     =====      =======    ======      =======     =====      =======     =====

- ---------------
(1) Consumer loans include indirect automobile loans, residential mortgages and home equity lines of credit, credit cards and check credit loans.

(2) Prior to 1990 the Company assigned all of the Reserve in its analysis and, therefore, did not utilize an unallocated portion.

CORE EARNINGS

     The Company defines core earnings as pretax income before loan loss provision, foreclosed asset and work out expense, securities gains, and other nonrecurring income and expense items. Management believes that core earnings are a useful measure of a bank's ability to withstand the adverse effects of nonperforming assets. However, it should be noted that core earnings do not represent potential pre-tax earnings, as credit costs (i.e., provision for loan losses and collection expenses) occur in varying amounts in the normal course of business. In addition, core earnings should not be considered as an alternative to net income, or any other GAAP measure, as an indication of the Company's operating performance. Interim data for the three months ended March 31, 1994 and 1993 are not necessarily indicative of the results to be expected for the full year or any other interim period. The following table reflects the
Company's core earnings components on a comparative basis:
                                            THREE MONTHS
                                               ENDED
                                             MARCH 31,                 YEAR ENDED DECEMBER 31,
                                           --------------    --------------------------------------------
                                           1994     1993      1993      1992      1991     1990     1989
                                           -----    -----    ------    ------    ------    -----    -----
                                                               (DOLLARS IN MILLIONS)
Pretax income (loss)....................   $ 1.7    $ 1.2    $(32.4)   $ (7.7)   $(12.5)   $  .2    $43.1
Add back:
  Loan loss provision...................     5.5     10.4      64.3      41.9      53.7     43.7      9.8
  Foreclosed asset and workout
     expense............................     2.6      5.8      23.4      20.3      14.5      3.7
  Securities gains......................             (3.6)     (4.2)    (13.5)    (10.5)    (3.0)    (1.7)
  Other non recurring (income)/expense
     items, net.........................      .4               (1.0)      5.3      (1.9)     1.2      2.8
                                           -----    -----    ------    ------    ------    -----    -----
Core earnings...........................   $10.2    $13.8    $ 50.1    $ 46.3    $ 43.3    $45.8    $54.0
                                           =====    =====    ======    ======    ======    =====    =====

                           SUPERVISION AND REGULATION

GENERAL


     As a bank holding company registered under the Bank Holding Company Act of 1956, as amended, the Company is subject to substantial regulation and supervision by the Federal Reserve Board. As state-chartered banks, USTC, USTrust and UST/Conn (collectively, the "Subsidiary Banks") are subject to substantial regulation and supervision by the FDIC and the applicable state bank regulatory agencies. Such activities are often intended primarily for the protection of depositors or are aimed at carrying-out broad public policy goals that may not be directly related to the financial services provided by the Company and its subsidiaries. Federal and state banking and other laws impose a number of requirements and restrictions on the business operations, investments and other activities of depository institutions and their affiliates.

BANK REGULATORY AGREEMENTS AND ORDERS

     In February 1992, the Company's two Massachusetts-based banking subsidiaries, USTC and USTrust, each entered into a Consent Agreement and Order with the FDIC and the Massachusetts Commissioner. In accordance with these agreements, the banks agreed to, among other things, maintain a Tier 1 leverage capital ratio at or in excess of 6% by February 1993. At March 31, 1994 the Tier 1 leverage capital ratio of USTrust was 6.72% and was 27.69% for USTC. This compares with 6.49% and 23.75%, respectively, at December 31, 1993. In February 1994 the FDIC and the Massachusetts Commissioner terminated and lifted the Consent Agreement and Order with USTC.


     Since June 1991, the Company's Connecticut-based banking subsidiary, UST/Conn, has been operating under a Stipulation and Agreement with the Commissioner of Banks for the State of Connecticut. This agreement was amended in August 1992, November 1993 and July 1994 and requires UST/Conn to maintain a 6% Tier 1 leverage capital ratio. UST/Conn Tier 1 leverage capital ratio at March 31, 1994 was 6.44% compared with 6.21% at December 31, 1993. Subsequent to the close of the quarter, regulators for UST/Conn required that a portion of its deferred tax asset not be included in capital calculations. This had the effect of causing UST/Conn to be below the 6% Tier 1 leverage capital ratio requirement, which was rectified promptly by an additional investment in UST/Conn by the Company. The realizability of the deferred tax asset has been measured by the Company on a consolidated basis using the criteria specified by Statement of Financial Accounting Standards No. 109 in accordance with Generally Accepted Accounting Principles ("GAAP"), which is significantly different than that used by the regulators. Under the GAAP criteria, the Company believes that it is more likely than not that it will realize the future benefit of its deferred tax asset. Accordingly, the Company has not established a valuation allowance for its deferred tax asset.

     Effective August 3, 1992, the Company entered into a written agreement with the Federal Reserve Bank of Boston and the Massachusetts Commissioner which requires the Company to maintain Tier 1, Total risk-based and Tier 1 leverage capital ratios which conform to the Capital Adequacy Guidelines of the Board of Governors of the Federal Reserve Board, and which take into account the current and future capital requirements of the Subsidiary Banks, without specifying a numeric minimum for the Tier 1 leverage capital ratio. The Company believes its ratios meet the required minimums.


     Additionally, per these agreements, the Company has agreed not to pay any dividends to stockholders, nor take any dividends from its banking subsidiaries, without prior regulatory approval. Similarly, the banking subsidiaries have agreed to refrain from transferring funds in the form of dividends to the Company without prior regulatory approval.

     Even though in February 1994, the FDIC and Massachusetts Commissioner terminated and lifted the Consent Agreement and Order with USTC, USTC has agreed to continue to request regulatory consent prior to the payment of dividends.

     Except as noted above, the Company and each Subsidiary Bank is currently in compliance with its respective capital requirements under these regulatory agreements. The Company and each Subsidiary Bank is also in satisfactory compliance with the other terms of the respective regulatory agreements, except with respect to the issues related to Director Francis X. Messina described under "Potential Regulatory Sanctions" below.

     As provided in the regulatory agreements, the Company, USTrust and UST/Conn have instituted plans to reduce levels of non-performing assets (but without any specific targets) and have developed written plans and policies (and continue to refine such plans and policies as appropriate) concerning, among other matters, credit administration, loan review and intercompany transactions and allocation of tax payments among subsidiaries and the Company. USTrust and UST/Conn have also revised and expanded their investment and funds management policies as required by the agreements. Moreover, the Company has agreed to give the FRB-Boston and the Massachusetts Commissioner prior notice of certain significant expenditures and certain increases in management compensation. The Company has filed (and will continue to file) with the regulatory agencies a broad range of periodic reports and plans, including without limitation, updated strategic, profit and management plans.

     For a further discussion of the Regulatory Agreements, see Note 13 to Consolidated Financial Statements in the Form 10-K. For a discussion of capital in the context of the Regulatory Agreements, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital" in the Form 10-K. For a discussion of related party transactions, see Note 14 to Consolidated Financial Statements in the Form 10-K. See "Incorporation of Certain Documents by Reference."


     The FDIC, principal federal banking regulator of USTrust (the Company's largest banking subsidiary) completed its most recent examination of USTrust as of September 27, 1993.


POTENTIAL REGULATORY SANCTIONS

     Certain apparent and inadvertent violations of the insider lending provisions (and related lending limit provisions) of Regulation O of the FRB related to extensions of credit by USTrust to Director Francis X. Messina have led the FDIC to require that corrective action be taken and to advise USTrust orally that the FDIC may consider the imposition of civil money penalties with respect to such matters. No FDIC representative has suggested to USTrust or the Company that there was any willful or intentional misconduct on the part of USTrust, Director Messina or USTrust's other institution-affiliated parties in connection with these matters.


     To address these issues, USTrust and Director Messina have undertaken a program to reduce the aggregate balance of Mr. Messina's outstanding loans from USTrust and to improve the collateral support for the remaining outstanding loan balance. The elements of this program have been communicated to and reviewed by the FDIC. In furtherance of the program, since late 1993, the outstanding principal of the aggregate loans to Director Messina and his related interests has been reduced by more than $12 million from approximately $30 million to less than $18 million, and such loans are now below all applicable lending limits. To date, the Company has incurred no losses with respect to any of these loans, although they are characterized as "Substandard" in the Company's internal risk rating profile, and all such loans are current as to both principal and interest. These loans are included in the total "classified assets" as described in "Risk Factors -- Proposed New Standards on Safety and Soundness -- Asset Quality and Minimum Earnings Standards."


     There has been no further action taken by any bank regulatory agency to date. The FDIC has the authority to levy civil money penalties of various amounts for violations of law or regulations, orders and written conditions and agreements, which, depending upon the nature and severity of the violations, may be, in situations where conduct has been egregious, as high as $1 million per day for the period during which such violation continues. In connection with the apparent violations described above, the FDIC has the authority to impose penalties on any of USTrust, its Board of Directors, officers of the Bank, Director Messina personally, "institution-affiliated parties" of USTrust or any combination thereof.


     While the Company does not know whether the FDIC will attempt to assess any penalties with respect to this matter, the person or persons upon whom any penalty would be assessed or the amounts of any such penalties, were they to be assessed, management of the Company believes that it is unlikely that this matter will have a material adverse effect on its financial condition or results of operations. Consequently, no provision in respect of penalties has been made in the Company's Consolidated Financial Statements. In the event penalties are imposed, the Company and its legal counsel will evaluate the grounds upon which the penalties are based, consider the size of such penalties, note upon which entities or individuals such penalties are imposed and determine whether it will independently (or jointly with the directly affected entity or individual) contest the imposition of the penalty. See Note 15 to Consolidated Financial Statements in the Form 10-K.

GENERAL SUPERVISION AND REGULATION

     The Company, as a bank holding company under the Bank Holding Company Act of 1956, as amended in 1970 (the "BHC Act"), is registered with the Federal Reserve Board and is regulated under the provisions of the BHC Act. Under the BHC Act the Company is prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing or controlling banks or furnishing services to, or acquiring premises for, its affiliated banks, except that the Company may engage in and own voting shares of companies engaging in certain activities determined by the Federal Reserve Board, by order or by regulation, to be so closely related to banking or to managing or controlling banks "as to be a proper incident thereto." The location of non-bank subsidiaries of the Company is not restricted geographically under the BHC Act. In 1989, after the passage of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), the Federal Reserve Board amended its regulations under the BHC Act to permit bank holding companies, as a non-banking activity, to own and operate savings associations without geographical restrictions. The Company is required by the BHC Act to file with the Federal Reserve Board an annual report and such additional reports as the Federal Reserve Board may require. The Federal Reserve Board also makes examinations of the Company and its subsidiaries.

     The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve Board before it may acquire substantially all of the assets of any bank, or ownership or control of any voting shares of any bank, if, after such acquisition, it would own or control, directly or indirectly, more than 5% of the voting shares of such bank.

     Because the Company is also a bank holding company under the Massachusetts General Laws, the Massachusetts Commissioner has authority to require certain reports from the Company from time-to-time and to examine the Company and each of its subsidiaries. The Massachusetts Commissioner also has enforcement powers designed to prevent banks from engaging in unfair methods of competition or unfair or deceptive acts or practices involving consumer transactions. Prior approval of the Massachusetts Board of Bank Incorporation is also required before the Company may acquire any additional commercial banks located in Massachusetts or in those states which permit acquisitions of banking institutions located in their states by Massachusetts bank holding companies.

     The Connecticut General Statutes require that the Company furnish to the Connecticut Commissioner such reports as the Connecticut Commissioner deems appropriate to the proper supervision of the Company. The Connecticut Commissioner is also authorized to make examinations of the Company and its Connecticut subsidiaries including UST/Conn, and to order the Company to cease and desist from engaging in any activity which constitutes a serious risk to the financial safety, soundness or stability of a Connecticut subsidiary bank, or is inconsistent with sound banking principles or the provisions of Chapter 658 (the banking statute) of the Connecticut General Statutes.

     The Subsidiary Banks, whose deposits are insured by the FDIC, and the subsidiaries of such banks are subject to a number of regulatory restrictions, including certain restrictions upon: (i) extensions of credit to the Company and the Company's non-banking affiliates (collectively with the Company, the "Affiliates"), (ii) the purchase of assets from Affiliates, (iii) the issuance of a guarantee, acceptance of letter of credit on behalf of Affiliates and (iv) investments in stock or other securities issued by Affiliates or acceptance thereof as collateral for an extension of credit. In addition, all transactions among the Company and its direct and indirect subsidiaries must be made on an arm's length basis and valued on fair market terms. The Subsidiary Banks pay substantial deposit insurance premiums to the FDIC. Such deposit premium rates were substantially increased in 1992. They were further increased for the first half of 1993 and decreased in the second half of 1993 pursuant to regulations issued under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA").

     Federal Reserve Board policy requires bank holding companies to serve as a source of strength to their subsidiary banks by standing ready to use available resources to provide adequate capital funds to subsidiary banks during periods of financial stress or adversity. A bank holding company also can be liable under certain provisions of FDICIA for the capital deficiencies of an undercapitalized bank subsidiary. In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and is required to cure immediately any deficit under any commitment by the debtor to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims. Under the cross-guarantee provisions of the Federal Deposit Insurance Act, if any or all of the Subsidiary Banks were placed in conservatorship or receivership, the Company, as sole stockholder, would likely lose its investment in the applicable Subsidiary Bank or Subsidiary Banks.

     The Company and all its subsidiaries are also subject to certain restrictions with respect to engaging in the issue, flotation, underwriting, public sale or distribution of certain types of securities. In addition, under both Section 106 of the 1970 Amendments to the BHC Act and regulations which have been issued by the Federal Reserve Board, the Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of any property or the furnishing of any service. Various consumer laws and regulations also affect the operations of the Subsidiary Banks.

     The Subsidiary Banks, two of which are chartered under Massachusetts law and one of which is chartered under Connecticut law, are subject to federal requirements to maintain cash reserves against deposits, and to state mandated restrictions upon the nature and amount of loans which may be made by the banks (including restrictions upon loans to "insiders" of the Company and its subsidiary banks) as well as to restrictions relating to dividends, investments, branching and other bank activities.

     FDICIA prescribes the supervisory and regulatory actions that will be taken against undercapitalized insured depository institutions for the purposes of promptly resolving problems at such institutions at the least possible long-term loss to the FDIC. Five categories of depository institutions have been established by FDICIA in accordance with their capital levels: "well capitalized", "adequately capitalized", "undercapitalized", "significantly undercapitalized" and "critically undercapitalized". The federal banking agencies have adopted uniform regulations to implement the prompt regulatory action provisions of FDICIA.

     Under the uniform regulations, a well-capitalized institution has a minimum tier 1 capital-to-total risk-based assets ratio of 6 percent, a minimum total capital-to-total risk-based assets ratio of 10 percent and a minimum leverage ratio of 5 percent and is not subject to any written capital order or directive. An adequately capitalized institution meets all of its minimum capital requirements under the existing capital adequacy guidelines. An undercapitalized institution is one that fails to meet any one of the three minimum capital requirements. A significantly undercapitalized institution has a tier 1 capital-to-total risk-based assets ratio of less than 3 percent, a tier 1 leverage ratio of less than 3 percent or a total capital-to-total risk-based assets ratio of less than 6 percent. A critically undercapitalized institution has a tier l leverage ratio of 2 percent or less. An institution whose capital ratios meet the criteria for a well-capitalized institution may be classified as an adequately capitalized institution due to qualitative and/or quantitative factors other than capital adequacy. An adequately capitalized institution or undercapitalized institution, may under certain circumstances, be required to comply with supervisory action as it if were in the next lower category.

     An undercapitalized institution is required to submit a capital restoration plan for acceptance by the appropriate federal banking agency and will be subject to close monitoring of both its condition and compliance with, and progress made pursuant to, its capital restoration plan. The capital restoration plan will be accepted only if (i) it specifies the steps that will be taken to become adequately capitalized and the activities in which the institution will engage, (ii) it is based upon realistic assumptions and its likely to succeed in restoring the institution's capital, (iii) it does not appreciably increase the institution's risk exposure and (iv) each holding company that controls the institution provides appropriate assurances of performance and guaranties that the institution will comply with the plan until the institution is adequately capitalized on an average basis for each of four consecutive quarters. Liability under the guaranty is the lesser of (i) five percent of the institution's total assets at the time it become undercapitalized and (ii) the amount necessary to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with the plan. An institution that fails to submit an acceptable plan may be placed into conservatorship or receivership unless its capital restoration plan is accepted. An undercapitalized institution will also be subject to restrictions on asset growth, acquisitions, branching, new activities, capital distributions and the payment of management fees.

     FDICIA requires the appropriate regulatory agencies to take one or more specific actions against significantly undercapitalized institutions and undercapitalized institutions that fail to submit capital restoration plans, which actions include but are not limited to (i) requiring the institution to sell shares or other obligations to raise capital, (ii) limiting deposit interest rates, (iii) requiring the election of a new board of directors and/or dismissing senior executive officers and directors who held such positions for more than 180 days before the institution became undercapitalized, (iv) prohibiting receipt of deposits from correspondent banks, (v) requiring divestiture or liquidation of one or more subsidiaries and (vi) requiring the parent company to divest the institution if such divestiture will improve the institution's financial condition and future prospects. In addition, an insured institution that receives a less-than-satisfactory rating for asset quality, management, earnings or liquidity may be deemed by its appropriate federal banking regulator to be engaging in an unsafe or unsound practice for purposes of issuing an order to cease and desist or to take certain affirmative actions. If the unsafe or unsound practice is likely to weaken the institution, cause insolvency or substantial dissipation of assets or earnings or otherwise seriously prejudice the interest of depositors or the FDIC, a receiver or conservator could be appointed. Finally, subject to certain exceptions, FDICIA requires critically undercapitalized institutions to be placed into receivership or conservatorship within 90 days after becoming critically undercapitalized.

     The Federal Reserve Board has indicated that it will consult with each federal banking agency regulating the bank subsidiaries of a holding company to monitor required supervisory actions, and based upon an assessment of these developments, will take appropriate action at the holding company level.

     Under FDICIA, federal bank regulators are also required to see that changes are made in the operations and/or management of a bank or bank holding company if the financial institution is deemed to be "undercapitalized." Under FDICIA, a depository institution that is "adequately capitalized" but not "well capitalized" is generally prohibited from accepting brokered deposits and offering interest rates on deposits higher than the prevailing rate in its market. In addition, "pass through" insurance coverage may not be available for certain employee benefit accounts. The Company believes that the application of these limitations to it would not have a material effect on its funding or liquidity. USTC is currently classified as "well capitalized" and USTrust and UST/Conn are each currently classified as "adequately capitalized."

     New regulations adopted pursuant to FDICIA include: (1) real estate lending standards for depository institutions, which provide guidelines concerning loan-to-value ratios for various types of real estate loans; (2) rules requiring depository institutions to develop and implement internal procedures to evaluate and control credit and settlement exposure to their correspondent banks; (3) rules implementing the FDICIA provisions prohibiting, with certain exceptions, insured state banks from making equity investments or engaging in activities of the types and amounts not permissible for national banks; and (4) rules and guidelines for enhanced financial reporting and audit requirements. Rules currently proposed for adoption pursuant to FDICIA include: (1) revisions to the risk-based capital guidelines regarding interest rate risk, concentrations of credit risk and the risks posed by "non-traditional activities"; and (2) rules addressing various "safety and soundness" issues, including operations and managerial standards, standards for asset quality, earnings and stock valuations, and compensation standards. See "Risk Factors -- Proposed New Standards on Safety and Soundness."

     The status of the Company as a registered bank holding company does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws and the Massachusetts corporate laws. With the passage of FIRREA in 1989, the Crime Control Act in 1990 and FDICIA in 1991, federal bank regulatory agencies including the Federal Reserve Board and the FDIC were granted substantially broader enforcement powers to restrict the activities of financial institutions and to impose or seek the imposition of increased civil and/or criminal penalties upon financial institutions, the individuals who manage or control such institutions and "institution affiliated parties" of such entities.

     Pursuant to the Community Reinvestment Act ("CRA"), federal regulatory authorities review the performance of the Company and its subsidiary banks in meeting the credit needs of the communities served by the subsidiary banks. The applicable federal regulatory authority considers compliance with this law in connection with applications for, among other things, approval of branches, branch relocations and acquisitions of banks and bank holding companies. USTrust's current CRA rating is "outstanding" and UST/Conn's current CRA rating is "satisfactory." The FDIC has determined that it will no longer examine USTC, which focuses upon trust and asset management activities, for CRA compliance. The Massachusetts Commissioner has not yet determined whether it will continue to examine USTC for CRA compliance.

     Supervision, regulation and examination of the Subsidiary Banks by the bank regulatory agencies are not intended for the protection of the Company's security holders.

     From time-to-time various proposals are made in the United States Congress as well as state legislatures which would alter the powers of, and place restrictions on, different types of bank organizations as well as bank and nonbank activities. Such legislative proposals include interstate branching and expansion of bank powers. It is impossible to predict whether any of the proposals will be adopted and the impact of such adoption on the business of the Company or its subsidiaries.

GOVERNMENTAL POLICIES AND ECONOMIC CONDITIONS

     The earnings and business of the Company's subsidiaries are and will be affected by a number of external influences, including general economic conditions in the United States and particularly in New England and the policies of various regulatory authorities of the United States, including the Federal Reserve Board. The Federal Reserve Board regulates the supply of money and of bank credit to influence general economic conditions within the United States and throughout the world. From time-to-time, the Federal Reserve Board takes specific steps to dampen domestic inflation and to control the country's money supply. The instruments of monetary policy employed by the Federal Reserve Board for these purposes (including the level of cash reserves banks, including non-member banks such as all three of the Company's banking subsidiaries, are required to maintain against deposits) influence in various ways the interest rates paid on interest-bearing liabilities and the interest received on earning assets, and the overall level of bank loans, investments and deposits. The impact upon the future business and earnings of the Company of prospective domestic economic conditions, and of the policies of the Federal Reserve Board as well as other U.S. regulatory authorities, cannot be predicted accurately.

                               LEGAL PROCEEDINGS

     In the ordinary course of operations, the Company and its subsidiaries become defendants in a variety of judiciary and administrative proceedings. In the opinion of management, however, there is no proceeding pending, or to the knowledge of management threatened, which is likely to result in a material adverse change in the possible condition of results of operations of the Company and its subsidiaries.

                                   MANAGEMENT

BOARD OF DIRECTORS

     Detailed information regarding each director of the Company is set out on pages 2 through 5, in the 1994 Annual Meeting Proxy Statement under the caption "Persons to be Nominated by Management for Election as Directors" which is hereby incorporated by reference. Charles M. Goldman, who is 91 years old, retired and ceased to be a Director as of June 22, 1993 and was elected Director Emeritus of the Company as of that date.

Additionally, William Schwartz, Vice Chairman of the Board of Directors, agreed in July 1993 with Fox-Pitt Kelton, Inc. ("FPK") (placement agent for the $22 million overseas equity placement completed by the Company in August 1993) that Mr. Schwartz would recommend to the Board of Directors that FPK be granted the right to nominate one director deemed suitable by both FPK and the Company for election to the Board. Mr. Schwartz made such a recommendation and it was accepted by the Board in July 1993. As of July 22, 1994, no nominee had yet been suggested by FPK nor had FPK communicated to the Company when or whether it in fact intends to exercise its right to nominate a director. Separately, in January 1994, Robert L. Culver (age 48), Treasurer and Chief Financial Officer of Northeastern University, joined the Board of Directors of the Company.


PRINCIPAL SHAREHOLDERS


     Management of the Company is unaware of any shareholder that beneficially owned more than 5% of the Common Stock as of July 22, 1994. The Company is unaware of any arrangements the operation of which may at a subsequent date result in a change in control of the Company.



COMPENSATION OF DIRECTORS, EXECUTIVE COMPENSATION AND BENEFIT PLANS



     Information concerning compensation of the Company's executive officers and directors and the Company's other remuneration plans is set out on pages 6 through 15 of the 1994 Annual Meeting Proxy Statement under the caption "Compensation of Executive Officers", which is hereby incorporated by reference.


                       EXECUTIVE OFFICERS OF THE COMPANY

EXECUTIVE POLICY COMMITTEE


     In 1987, the Board of Directors of the Company created an Executive Policy Committee which is the primary management forum of the Company for all strategic and policy decisions. All decisions of the Executive Policy Committee are subject to the review and approval of the Board of Directors of the Company. The Executive Policy Committee has been directed by the Board of Directors to make recommendations to the Board concerning adoption of policies, strategies and programs concerning the following, among other matters: (a) acquisitions and dispositions of corporate entities, assets and/or investments; (b) the issuance of equity and/or debt; (c) engaging in new business activities; (d) the hiring, termination, training and motivation of senior management; (e) the development of marketing programs concerning financial services; (f) improvements to operations, service delivery and implementation of procedures for cost control;
(g) improvements to the financial reporting and financial controls systems; (h) improvements to the business information systems; and (i) improvements concerning risk management and legal and regulatory compliance programs. As of July 22, 1994, there were 10 members of the Executive Policy Committee. The members of the Committee are identified and the background of each Committee member is set forth below under "Executive Officers."


EXECUTIVE OFFICERS

     The names and ages of the executive officers of the Company and each executive officer's position with the Company and its subsidiaries are listed below. Each such executive officer is elected annually by the Directors of the Company (or the Directors of the applicable subsidiary of the Company) and serves until his or her successor is duly chosen and qualified or until his or her earlier death, removal or disqualification.

                                       POSITIONS AND OFFICES WITH THE COMPANY (AND/OR WHERE
                                                           APPROPRIATE,
           NAME (AGE)                    POSITION WITH ONE OF THE COMPANY'S SUBSIDIARIES)
- ---------------------------------   ----------------------------------------------------------
*Neal F. Finnegan (56)...........   President and Chief Executive Officer, and Director of the
                                    Company
 Paul M. Siskind (79)............   Chairman of the Board of Directors of the Company
*Walter E. Huskins, Jr. (54).....   Executive Vice President/Administration and Retail Banking
                                    of
                                    the Company
*Domenic Colasacco (45)..........   Executive Vice President and Director of the Company and
                                    Chairman and President of USTC
*Eric R. Fischer (48)............   Executive Vice President, General Counsel and Clerk of the
                                    Company and Executive Vice President, General Counsel and
                                    Secretary of USTrust and USTC
*James K. Hunt (50)..............   Executive Vice President, Treasurer, and Chief Financial
                                    Officer of the Company and USTrust
*Linda J. Lerner (49)............   Senior Vice President/Human Resources of the Company
*Kathie S. Stevens (43)..........   Executive Vice President and Senior Lending Officer,
                                    USTrust
*Kenneth L. Sullivan (57)........   President, UST Data Services Corp.
*Robert T. McAlear (51)..........   Vice Chairman, USTrust
*Katherine C. Armstrong (48).....   Senior Vice President/Credit Administration of the Company
 George T. Clarke (47)...........   Vice President and Controller of the Company
 P. Clarke Dwyer (62)............   Senior Vice President/Chief Loan Review Officer of the
                                    Company


- ---------------
*Member, Executive Policy Committee

     The following sets forth the principal occupation during the past five years of each of the executive officers of the Company.

     Mr. Finnegan has served as President and Chief Executive Officer of the Company since April 1993. During the prior five years, Mr. Finnegan was Executive Vice President in charge of Private Banking at Bankers Trust Company, New York, New York. From 1986 to 1988, Mr. Finnegan was President and Chief Operating Officer of Bowery Savings Bank in New York City. From 1982 to 1986 he was Vice Chairman of Shawmut Corporation in Boston. Mr. Finnegan also serves as Vice Chairman of the Board of Trustees of Northeastern University. Mr. Finnegan is also a Director and President of USTrust and a Director and Chairman of the Executive Committee of USTC.


     Mr. Siskind has served as Chairman of the Board of the Company since 1967. He was Chief Operating Officer of the Company from 1976 through 1984 and General Counsel of the Company in 1984 and 1985. From 1966 through 1976, Mr. Siskind served as Dean of Boston University School of Law.



     Mr. Huskins was elected Executive Vice President of the Company in August 1993. Mr. Huskins is also responsible for the leasing and retail banking activities of the Company. Prior to joining the Company, Mr. Huskins served as President, Sterling Protection Company, Watertown, MA (security systems) from 1990 to 1993 and as Vice Chairman of Chancellor Corporation, Boston, MA (leasing) from 1977 to 1989.


     Mr. Colasacco was elected Executive Vice President and a Director of the Company in 1990. In 1993, he was also elected Chairman of the Board and President of USTC. Prior to that time, he served as an Executive Vice President of USTC. He also directs the asset management and investment activities of the Company and its subsidiaries. Mr. Colasacco has been an officer of the Company or of one of its subsidiaries since 1974.

     Mr. Fischer was elected Executive Vice President, General Counsel and Clerk of the Company in 1992. Prior to 1992, he served as Senior Vice President, General Counsel and Assistant Clerk of the Company. Before joining the Company in 1986, he served as Assistant General Counsel of Bank of Boston Corporation and its principal subsidiary, The First National Bank of Boston. Mr. Fischer is, and has been since 1984, a member of the faculty of the Morin Center for Banking Law Studies of Boston University School of Law. He also serves as Executive Vice President, General Counsel and Secretary of USTC and USTrust, as a Director and Clerk of UST Leasing Corporation, as Clerk of UST Data Services Corp. and UST Capital Corp. and as Assistant Secretary of UST Bank/Connecticut.


     Mr. Hunt was named Executive Vice President, Treasurer and Chief Financial Officer of the Company and USTrust in July 1994. Prior to joining the Company, Mr. Hunt served as an Executive Vice President of Peoples Bancorp of Worcester, Inc. in Worcester, Massachusetts from August 1987 through May 1994. From 1984 through 1987, Mr. Hunt was the Executive Vice President/Finance of Consumer Savings Bank/Bank of New England. Prior to 1984, Mr. Hunt served as the Senior Executive Vice President of Depositors Corporation/Depositors Trust Company in Augusta, Maine.



     Ms. Lerner has served as Senior Vice President of the Company since she joined the Company in 1988. She directs the Human Resources activities of the Company. Prior to her joining the Company, Ms. Lerner served in a similar capacity for the Provident Institution for Savings in Boston.



     Ms. Stevens was elected Executive Vice President and Senior Lending Officer of USTrust in 1993. Since joining the Company in 1985 and until 1993, Ms. Stevens served in the commercial banking function of USTC as Senior Vice President from 1985 through 1990 and as Executive Vice President from 1990 until 1993.


     Mr. Sullivan has served as President of UST Data Services Corp. since he joined the Company in 1988. In that capacity, he has responsibility for the data processing and information systems of the Company as well as for its operations activities. Prior to 1988, Mr. Sullivan served as Executive Vice President of Operations with BayBanks Systems, Inc. in Waltham, MA.

     Mr. McAlear has served as Vice Chairman of USTrust since he joined the Company in 1990. His primary responsibilities involve the supervision of the controlled loan and real estate lending and workout functions of USTrust and the Company. Prior to 1990, Mr. McAlear served as an Executive Vice President in the lending area of the Bank of New England.

     Ms. Armstrong was named Senior Vice President/Credit Administration of USTrust in February 1994. She has served in the credit administration and credit risk control functions of USTrust since she joined the Company in 1985. Ms. Armstrong is the Chairman of the Senior Credit Committee of the Company and USTrust.

     Mr. Clarke has served as Vice President and Controller of the Company since 1988. Prior to joining the Company, Mr. Clarke was Deputy Comptroller of The First National Bank of Boston.

     Mr. Dwyer was elected Senior Vice President/Chief Loan Review Officer of the Company in August 1993. Prior to joining the Company, Mr. Dwyer served as Senior Vice President/Loan Workout at First New Hampshire Bank, Manchester NH from 1990 through mid-1993. Prior to 1990, Mr. Dwyer was Senior Vice President/Corporate Credit Review at Shawmut Bank, N.A. in Boston, MA.

     There are no arrangements or understandings between any executive officer and any other person pursuant to which he or she was selected as an executive officer.

                       DESCRIPTION OF CAPITAL SECURITIES

THE COMPANY'S COMMON STOCK


     The Company is authorized by its Articles of Organization to issue 30,000,000 shares of Common Stock. On June 30, 1994, there were outstanding 17,378,704 shares of Common Stock.


     Dividend Rights. The ability of the Company and its bank subsidiaries to pay dividends is subject to certain limitations imposed by statutes of the Commonwealth of Massachusetts and by agreements with the Company's banking regulators. Generally, with respect to the bank subsidiaries, the payment of dividends is limited by statute to the amount of retained earnings, after deducting losses and statutorily defined bad debts in excess of established allowances for loan losses. Under the regulatory agreements and orders to which the Company, USTrust and UST/Conn are subject (and pursuant to a vote of the Board of Directors of USTC), no dividend may be paid by the Company to its shareholders or by the bank subsidiaries to the Company, without prior written approval of the applicable regulatory agencies.

     Voting Rights. Holders of Common Stock are entitled to one vote for each share on all matters voted upon by stockholders. Shares of Common Stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors if they chose to do so.

     Preemptive Rights. Authorized shares of Common Stock may be issued at any time, and from time to time, in such amounts and for such consideration as may be fixed by the Board of Directors. No holder of the Common Stock has any preemptive or preferential right to purchase or to subscribe for any shares of capital stock or other securities which may be issued by the Company.

     Liquidation Rights. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the holders of Common Stock are entitled to share, on a share-for-share basis, in any of the assets of the Company legally available for distribution to such shareholders after the payment of all debts and other liabilities of the Company and any preferential amounts attributable to any preferred stock that may then be outstanding.

     Assessments. Outstanding shares of Common Stock, including the Shares, are fully paid and nonassessable.

     Staggered Board of Directors. The Company's Articles of Organization and By-Laws provide in accordance with Section 50A of Chapter 156B of the Massachusetts General Laws ("Section 50A") for a Board of Directors of such number, to be fixed by the stockholders, as is a multiple of three, serving staggered three-year terms. A Director may be removed only for cause, as such term is defined in Section 50A.

     Transfer Agent and Registrar. USTC, 30 Court Street, Boston, Massachusetts 02108 serves as transfer agent and registrar for the Company's Common Stock.

THE COMPANY'S PREFERRED STOCK


     The Company is authorized by its Articles of Organization to issue 4,000,000 shares of preferred stock (the "Preferred Stock"), none of which were outstanding at June 30, 1994.


     General. The Preferred Stock is of a serial or "blank check" nature. Under Chapter 156B of the Massachusetts General Laws, after stockholder authorization of such a class of preferred stock, one or more series of preferred stock may be established and designated by action of the Board of Directors with varying rights, preferences and limitations and without further stockholder action. The Board of Directors may also fix the number of shares of the series. Series are established by the filing with the Secretary of State of the Commonwealth of Massachusetts of a certificate which is made a part of the filing company's Articles of Organization and which sets forth the rights, preferences and limitations of the respective series.

     Dividend and Liquidation Rights. Each series of the Preferred Stock, when issued, would have preference over the Common Stock with respect to the payment of all dividends and distribution of assets in the event of liquidation or dissolution of the Company, and may have other preferences.

     Determination to be Made by the Board. The determinations for each series of Preferred Stock which would be made by the Board of Directors of the Company include (1) the number of shares to constitute such series, (2) the dividend rate or rates (or the manner of determining the same) on the shares of such series, (3) whether dividends shall be cumulative, (4) whether the shares of the series shall be redeemable and the terms thereof, (5) whether the shares of the series shall be convertible into other securities of the Company, including the Common Stock, and the terms and conditions thereof, (6) the special or relative rights of holders of shares of the series in the event of liquidation, distribution or sale of assets, dissolution or winding-up of the Company, (7) the terms of voting rights, if any, of shares of the series, (8) the title or designation of the series and (9) such other rights and privileges and any qualifications, limitations or restrictions of such rights or privileges of such series as may be permitted by applicable law. As noted above, before any series would be issued, a certificate setting forth the terms thereof would be authorized by the Board of Directors and filed pursuant to the MBCL but no further stockholder action would be required for the issuance of such authorized shares.

                              SELLING STOCKHOLDER

     The following table sets forth certain information provided to the Company by the person offering shares of Company Common Stock pursuant to this Prospectus, including the number of shares of Company Common Stock beneficially owned by such person as of May 18, 1994, the number of shares of Company Common
Stock offered for the account of such person pursuant to this Prospectus and the number of shares of Company Common Stock to be owned by such person after completion of the offering. The Selling Stockholder acquired the Common Stock being offered pursuant to this Prospectus in a transaction not involving the public offering of Common Stock.

                                                                                                SHARES TO
                                                                                                   BE
                                                              SHARES         SHARES TO BE      OWNED AFTER
                                                           BENEFICIALLY     SOLD PURSUANT          THE
         NAME AND ADDRESS OF SELLING STOCKHOLDER              OWNED       TO THIS PROSPECTUS    OFFERING
         ---------------------------------------           ------------   ------------------   -----------
Kidder, Peabody Group, Inc...............................     500,000           500,000           --
10 Hanover Square
New York, NY 10005

     All expenses incurred in connection with the offering will be borne by the Company except brokerage commissions and discounts of underwriters, dealers or agents, if any, and counsel fees of counsel to the Selling Stockholder, if any, which will be borne by the Selling Stockholder. The Company has agreed to indemnify the Selling Stockholder (and any underwriter it may utilize) against certain liabilities arising out of this offering, including liabilities under the Securities Act. The Shares were purchased by the Selling Stockholder from the Company for cash pursuant to a Purchase Agreement between the Selling Stockholder and the Company dated as of June 1, 1993. Affiliates of the Selling Stockholder have performed various investment banking services for the Company in the past and may do so again in the future. Except as aforesaid and as set forth in "Use of Proceeds," the Selling Stockholder has not had any position, office, or other material relationship with the Company or any of its predecessors or affiliates.

                              PLAN OF DISTRIBUTION

     The Company will not receive any of the proceeds from this offering. The Shares may be sold from time to time to purchasers directly by the Selling Stockholder, through its subsidiary, which is a broker-dealer registered with the Securities and Exchange Commission under Section 15 of the Exchange Act, as amended, or by means of ordinary brokers' transactions on the NASDAQ National Market System or on any securities exchange on which the Shares may be listed. Alternatively, the Selling Stockholder may from time to time offer the Shares through other dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholder and/or the purchasers of Shares for whom they may act as agent.

     The Shares may be sold from time to time in one or more transactions at market prices prevailing at the time of sale, at prices related to such prevailing market prices at the time of sale or at negotiated prices. Such prices will be determined by the Selling Stockholder or by agreement between the Selling Stockholder and such dealers or purchasers. If a dealer other than the Selling Stockholder subsidiary is utilized in the sale of the Shares the Selling Stockholder will sell the Shares to the dealer as principal. The dealer may then resell the Shares to the public at varying prices to be determined by the dealer at the time of sale. The Selling Stockholder's subsidiary, in the ordinary course of its business, makes a market in the Common Stock and may continue to do so during the period that the Shares are sold hereunder. As a result, from time to time, the subsidiary may own, in the aggregate, a significant amount of Common Stock.

                                USE OF PROCEEDS


     The Company will not receive any of the proceeds of the offering. The Company has been required to pay the Selling Stockholder a monthly fee for each month (or fraction of a month) commencing December 2, 1993 during which the Registration Statement of which this Prospectus is a part was not effective. The aggregate fees paid by the Company to the Selling Stockholder pursuant to this requirement, through the date of this Prospectus, have been approximately $126,200.


                                    EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                                 LEGAL OPINION

     The validity of the issuance of the Common Stock offered hereby on behalf of the Selling Stockholder has been passed upon by Eric R. Fischer, Esq., General Counsel of the Company.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses to be incurred by the Company in connection with the registration of the securities being offered hereby are estimated as follows
(the Selling Stockholder will not bear any portion of such expenses):

    SEC Registration Fee.....................................................  $ 2,145.00
    Legal Fees and Disbursements.............................................   30,000.00
    Accounting Fees..........................................................   50,000.00
    Miscellaneous............................................................    4,855.00
                                                                               ----------
              TOTAL..........................................................  $87,000.00
                                                                               ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 67 of Chapter 156B of the Massachusetts General Laws empowers a corporation to indemnify any director, officer, employee or other agent of the corporation to whatever extent specified in or authorized by its articles of organization (or a by-law or a vote adopted by stockholders).

     Article 6 of the Restated Articles of Organization of the Registrant provides indemnity to the Registrant's directors and officers to the fullest extent legally permissible, against all liabilities, costs and expenses incurred by the director or officer in connection with the defense or disposition or otherwise in connection with any action or proceeding in which the director or officer is involved or threatened by reason of being or having been a director or officer, or by reason of any action taken or not taken in that capacity, unless the director or officer shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Registrant. Article 6 also mandates the advancement of expenses, including counsel fees, by the Registrant to any person defending such an action or proceeding, upon receipt of an undertaking by the person to repay the advances if it shall ultimately be determined that indemnification of such expenses is not authorized under the foregoing standard. With respect to matters disposed of by settlement, indemnification is permitted only if the settlement is approved as in the best interests of the Registrant (a) by vote of a majority of disinterested directors then in office (even though less than a quorum), (b) by any disinterested person(s) to whom the question may be referred by a vote of a majority of such disinterested directors, (c) by vote of the holders of the majority of the then outstanding voting stock (excluding shares owned by any interested person) or
(d) by any disinterested person(s) to whom the question may be referred by vote of the holders of a majority of such stock.

ITEM 16.  EXHIBITS

     The following exhibits are filed herewith or incorporated by reference herein:


 EXHIBIT                                                   REPORT OR REGISTRATION STATEMENT
     NO.   DESCRIPTION                                     IN WHICH DOCUMENT IS CONTAINED
- --------   -----------                                     --------------------------------
    4.1    Restated Articles of Organization of the        Previously filed
           Registrant as amended
    4.2    By-laws of the Registrant as amended to         Previously filed
           date
    4.3    Specimen of the Registrant's Common Stock       Filed as Exhibit 4.1 to Registrant's
           Certificate*                                    Registration Statement No. 2-67787 on
                                                           Form S-1
    5      Opinion of Eric R. Fischer, Esq., as to         Previously filed
           the validity of the Common Stock
   23.1    Consent of Arthur Andersen & Co.                Filed herewith
   23.2    Consent of Eric R. Fischer, Esq.                Contained in his opinion, previously
                                                           filed as Exhibit 5
   24      Power of Attorney                               Previously filed

- ---------------
* Incorporated by reference.

ITEM 17.  UNDERTAKINGS

     (A) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (B) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act that is incorporated by reference in the registration statement) shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement (Reg. No. 33-52821) to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boston, Massachusetts on July 22, 1994.


                                          UST CORP.

                                               /s/      NEAL F. FINNEGAN
                                          By: ______________________________

                                                       Neal F. Finnegan
                                                   Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment
No. 2 to the Registration Statement has been signed by the following persons on July 22, 1994 in the capacities indicated.

                  SIGNATURE                                         TITLE
                  ---------                                         -----

/s/           NEAL F. FINNEGAN                  Chief Executive Officer and Director
- ---------------------------------------------   (principal executive officer)
              Neal F. Finnegan


/s/             JAMES K. HUNT                   Executive Vice President and Treasurer
- ---------------------------------------------   (principal financial and accounting officer)
                James K. Hunt

/s/           JAMES M. BREINER*
- ---------------------------------------------                      Director
              James M. Breiner

/s/           DOMENIC COLASACCO*
- ---------------------------------------------                      Director
              Domenic Colasacco

/s/           ROBERT L. CULVER*
- ---------------------------------------------                      Director
              Robert L. Culver

/s/         WALTER A. GULESERIAN*
- ---------------------------------------------                      Director
            Walter A. Guleserian

- ---------------------------------------------                      Director
             Wallace M. Haselton

/s/          FRANCIS X. MESSINA*
- ---------------------------------------------                      Director
             Francis X. Messina

                  SIGNATURE                                         TITLE
                  ---------                                         -----
/s/            GERALD M. RIDGE*
- ---------------------------------------------                      Director
               Gerald M. Ridge

/s/           WILLIAM SCHWARTZ*
- ---------------------------------------------                      Director
              William Schwartz

/s/           SAMUEL B. SHELDON*
- ---------------------------------------------                      Director
              Samuel B. Sheldon

/s/            JAMES V. SIDELL*
- ---------------------------------------------                      Director
               James V. Sidell

/s/            PAUL M. SISKIND*
- ---------------------------------------------                      Director
               Paul M. Siskind

/s/            PAUL D. SLATER*
- ---------------------------------------------                      Director
               Paul D. Slater

/s/          MICHAEL J. VERROCHI*
- ---------------------------------------------                      Director
             Michael J. Verrochi

      /s/         ERIC R. FISCHER
*By: ----------------------------------------
                 (Eric R. Fischer,
                  Attorney-in-fact)